

January 19, 2012

<u>Via E-Mail</u>
James Sammon
Chief Executive Officer
Greenwind NRG Inc.
69 Saphire, The Grange
Stilorgan, Co.
Dublin, Ireland

> **Re: Greenwind NRG Inc.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2011**
> **File No. 333-178741**

Dear Mr. Sammon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. Please revise the cover page to disclose the date the offering will end.

2. Regarding the cross-reference on the cover page to "certain risk factors," please instead cross-reference to the page number where the risk factors appear in the prospectus. See Regulation S-K Item 501(b)(5).

3. If true, please revise to state clearly that none of the funds from the offering will be placed in an escrow, trust or similar account, but will be available to you immediately. In addition, identify the risk that investors may lose their entire investment if you do not raise the minimum amount needed to launch your business, quantifying such amount.

4. Please reconcile the par value disclosed here and in the fee table with the par value mentioned in exhibits 3.1 and 5.1.

Subscription Information, page 2

5. We note the reference in this section to a form of a purchase order enclosed as Appendix 99.1 and the reference on page II-2 to a Purchase Order Form filed as exhibit 99.1. However, such a form is not enclosed as Appendix 99.1, and you filed a private placement subscription agreement as exhibit 99.1. Please clarify the disclosure, and file the appropriate exhibits.

Commence Operations, page 5

6. We note the reference in this section and on page 19 to an agreement filed as exhibit 10.1. However, you did not file any agreement as exhibit 10.1, and the exhibit index on page II-2 does not mention exhibit 10.1. Please file the agreement. Also, please expand the disclosure in an appropriate section of your prospectus to describe the material terms of the agreement, including the material obligations of the parties and duration and termination provisions.

The Offering, page 5

7. We note the disclosure about net proceeds of $100,000. If true, please clarify that you would receive that amount of proceeds only if you sell all of the shares.

Ownership, page 6

8. Please clarify the family relationship, if any, between James Sammon and Tadhq Sammon.

Risk Factors, page 7

9. Please add separate risk factors to address each of the following issues:

- the risks regarding a lack of a minimum offering amount, that no minimum amount of funds are assured and no liquidity may result from this offering;
- the risks regarding difficulties in attempting to enforce judgments against your non-United States resident directors and officers as well as your assets that are outside of the United States;
- the risks regarding dilution that investors will experience by participating in this offering;
- the risks regarding your reliance on a sole supplier. We note the disclosure on page 19 that you have a supplier located in China;
- the risks regarding purchases and sales in foreign currencies, including the effects of

> fluctuations in foreign currency rates on your sales and earnings;
- the risks regarding the lack of insurance mentioned on page 23 and the extent of the risks created by the warranty mentioned on page 23. Include in your disclosure the length of the warranty; and
- the risks regarding potential minority shareholder control that could result from the two-person quorum mentioned in Article I Section 6 of exhibit 3.2.

Investors Cannot Withdraw Funds, page 7

10.   Please reconcile your disclosure in this risk factor with the two-day cancellation right mentioned in exhibit 99.2.

There is no current trading market for our securities, page 10

11.   With a view toward disclosure, please tell us whether your shares are eligible to be resold in any states.

Use of Proceeds, page 11

12.   Given you disclosure on page 20 regarding not hiring additional employees, please clarify, if true, that the "salaries" that you mention here are for payments to your officers. Also, given these payments and the officer loan mentioned on page 30, please tell us why you believe your officers can rely on Rule 3a4-1 given Rule 3a4-1(a)(2).

Dilution of the price you pay for your shares, page 12

13.   Please tell us and revise the filing to include a detailed explanation of and support for the calculation of dilution. We note that it is not possible to recalculate the amounts included as the net tangible book value of $100,030, the net tangible book value per share before offering of ($.0014), and the potential gain to existing shareholders of $33,300. In addition, we note that the percentage of ownership after offering if 50% of shares sold on page 14 is not mathematically accurate. Please revise accordingly.

14.   In this regard, please revise the first paragraph under the "If 50% of the share are sold" on page 14 to correct the 110,000,000 shares to be outstanding. We note it appears that amount should be 14,000,000 shares.

Plan of Distribution, page 14

15.   Please clarify when you will issue shares and when subscribers will have the rights of shareholders relative to when they send their subscription to you.

General Overhead, page 20

16.   Given your disclosure about your development stage and that you have not yet generated revenue from your proposed business, please tell us why you believe you have a reasonable basis to disclose a break-even sales level. In this regard, we also note that you have disclosed a mark-up of 35% on page 20 and 30% on page 23.

Business, page 21

17.   We note that your disclosure on pages 5 and 19 suggests that you intend to be in the wind turbine business; however, your disclosure on pages 11 and 22 suggests that you intend to be in the nutritional supplement business. Please revise throughout your document for consistency. Also please (1) tell us in detail the disclosure procedures that you used that resulted in the inconsistent disclosure, and (2) provide us your analysis of whether you should describe in your "Risk Factors" the extent to which your procedures create a risk of you providing inaccurate information to investors in the future, using this inconsistency as a specific example in the risk factor.

18.   Please provide us support for your statement on page 20 regarding cost savings, on page 22 regarding mean wind speeds, and on page 23 regarding the effect of a 30% markup compared to your competition.

Market, page 22

19.   Please clarify the significance of the disclosed wind speed rating of your potential product. Given that the rating is the same as the disclosed municipal wind speed, does that mean that your product is not created to perform above the mean wind speed? Also, with a view toward disclosure, please tell us how the wind speed rating was determined.

Offices, page 23

20.   Please disclose the general character of your facility. Is this space within an office building that houses several other businesses? Do other businesses use the same space? How big is the space?

21.   Please confirm the accuracy of the address you provided, including the spelling.

Government Regulation, page 24

22.   We note that you included an internet address in this section. Please refer to footnote 41 and the related text in Release 33-7856 (April 28, 2000) regarding your obligations when including internet addresses in your document.

Background, page 25

23.   From your disclosure, it appears that your officers started with the registrant on
        November 2, 2010. Please tell us whether there was a change in control on that date, and
        confirm that you have included in the first table on page 27 a row for all individuals who
        served as your principal executive officer or acted in a similar capacity during your last
        fiscal year.

Future Sales by Existing Stockholders, page 29

24.   Please disclose the date on which your outstanding securities could be sold pursuant to
        Rule 144. Please reflect in your disclosure the effect of Rule 144(i).

Non-Cumulative Voting, page 29

25.   Please tell us how you determined that your two present shareholders will own
        approximately 53% of your outstanding shares assuming the sale of ten million shares of
        your common stock.

Anti-Takeover Provisions, page 30

26.   Please describe the two-thirds vote requirement in Article II Section 4 of exhibit 3.2.

Reports, page 30

27.   If you do not intend to file an Exchange Act registration statement, revise to add
        appropriate risk factor disclosure explaining the difference in the obligations of you and
        your affiliates under the Exchange Act as a result of this decision, particularly regarding
        the automatic reporting suspension in Section 15(d) and the applicability of Section 16
        and the proxy rules.

Certain Transactions, page 30

28.   Please file as an exhibit the agreement underlying the loan mentioned in this section.

Financial Statements

29.   Consideration should be given on an ongoing basis to the updating requirements of Rule
        8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-1

30.   Please request Silberstein Ungar, PLLC to tell us why the report is addressed to
        Greenwind NRG, Inc. of Blaine Washington. We note from the cover page and page 23

that the business offices of the company are located in Dublin, Ireland. We also note that the consent in Exhibit 23.1 refers to Dublin, Ireland.

31. We note that the company began operations on February 25, 2010. As such, the reference to 'the periods ended' October 31, 2010 and 2011 should be revised. Please request Silberstein Ungar, PLLC to revise their opinion to specify the actual period of time to which their opinion relates for 2010 and 2011. The terminology in the consent should be similarly revised. Refer to AU 508.08.

Note 3. Property and Equipment, page F-8

32. We note that you reflect property and equipment of $2,342 for wind turbine as of October 31, 2011. We further note that on page 21 under Results of Operations, you disclose that your loss since inception of $7,313 includes $2,342 for the wind turbines. Please reconcile since it appears that only the depreciation of $622 for the turbines was included in your loss.

Exhibits

33. Please tell us in what transactions you used or will be using the private placement subscription agreement that you filed as an exhibit.

34. With regard to the subscription agreement to be used in connection with this offering, please tell us the purpose and effect of each representation, warranty and acknowledgement that you are requiring from investors. Also provide us your analysis of how each such representation, warranty and acknowledgement is consistent with Section 14 of the Securities Act.

Exhibit 5.1

35. The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) must be based on all relevant facts and law and should not suggest that that counsel did not consider all relevant facts and law as the scope limitation in the second paragraph of this exhibit currently does. Please file a revised opinion accordingly.

36. The first sentence of your "Legal Matters" disclosure on page 31 of your prospectus suggests that a law firm provided the opinion. Also, the opinion itself begins with the term, "we." However, the opinion and consent are signed by an individual. Please reconcile.

37. Please file a revised consent that clarifies what counsel means by "in connection with." Counsel must consent clearly to the prospectus discussion of its opinion, the reproduction of the opinion as an exhibit to the registration statement, and to being named in the registration statement.

Exhibit 23.1

38.   To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with the your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-36604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Scott Doney, Esq.